UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8-43940

FEB 27 2015
Washington DC
403

FACING PAGE

Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** AND ENDING **12/31/14**

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CRT Capital Group LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive

Stamford **CT** **06902**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert K. Tuite **(203) 569-4513**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

695 East Main Street

Stamford **CT** **06901**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, **Robert K. Tuite**, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to CRT Capital Group LLC and its subsidiary (the "Company"), as of December 31, 2014 and for the year then ended, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

City/County of Stamford / Fairfield
State of Connecticut
Subscribed and sworn to before me
this 26th day of February, 2015
by
Lori Paster Notary Public
My commission expires My Commission Expires 9/30/2019

Notary Public

Robert K. Tuite
Chief Financial Officer
February 26, 2015

CRT Capital Group LLC
(SEC I.D. No 8-43940)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
695 East Main Street
P O Box 10098
Stamford, CT 06901-2150
USA

Tel: +1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of CRT Greenwich LLC
Stamford, CT 06902

We have audited the accompanying consolidated statement of financial condition of CRT Capital Group LLC and its subsidiary (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of CRT Capital Group LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

CRT CAPITAL GROUP LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
(In thousands)

ASSETS

ASSETS:		
Cash		$ 9,990
Restricted cash		1,903
Cash segregated under federal and other regulations		7,883
Receivable from customers		1,630
Receivable from brokers, dealers and clearing organizations		188,240
Receivable from Parent and affiliates		6,138
Securities borrowed		243,713
Securities purchased under agreements to resell		4,063,790
Securities owned, pledged as collateral, at fair value	$ 2,462,775	
Securities owned, at fair value	165,406	
Total securities owned, at fair value		2,628,181
Derivative financial instruments, at fair value		5,074
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $16,965)		2,500
Goodwill and other intangible assets		14,997
Interest and dividends receivable		11,392
Other assets		3,583
Total assets		$ 7,189,014

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Short-term bank loan	$ 26,900
Payable to customers	10,455
Payable to brokers, dealers and clearing organizations	79,338
Securities sold under agreements to repurchase	5,580,111
Securities sold, not yet purchased, at fair value	1,269,628
Derivative financial instruments, at fair value	6,716
Interest and dividends payable	3,156
Accounts payable, accrued expenses and other liabilities	22,872
Total liabilities	6,999,176
MEMBER'S CAPITAL	189,838
Total liabilities and member's capital	$ 7,189,014

See accompanying notes to Consolidated Statement of Financial Condition.

1. ORGANIZATION

CRT Capital Group LLC ("CRT Capital"), together with its wholly owned subsidiary, CRT Capital Cayman Limited ("CRTCCL"), (the "Company"), is a wholly-owned subsidiary of CRT Greenwich LLC (the "Parent"). CRT Capital is a broker-dealer organized as a Delaware limited liability company. The Parent is substantially owned by funds managed by Aquiline Capital Partners, LLC, a New York-based private equity firm.

The Company provides trade execution and in-depth research services to institutional clients covering a variety of products including U.S. treasury securities, securitized products, credit products and equities. The Company may act as principal, agent or riskless principal in securities transactions and also makes markets in certain equity securities. The Company also provides investment banking services including securities underwriting and advisory services.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market, NYSE Arca, the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation. The Company is a registered broker-dealer in all fifty states. The Company self-clears substantially all fixed income securities transactions. The Company's customer activities involve the execution and settlement of fixed income securities transactions. These activities are transacted on a cash basis through (receipt versus payment) or (deliver versus payment) arrangements. The Company is a participant in The Depository Trust Company, and is a member of the National Securities Clearing Corporation. The Company is a clearing member of the Government Securities Division and Mortgage-Backed Securities Division of the Fixed Income Clearing Corporation ("FICC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). These principles require management to make certain estimates and assumptions that may affect the reported amounts of consolidated assets and consolidated liabilities, the disclosure of contingent consolidated assets and consolidated liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates. The significant estimates included in the accompanying Consolidated Statement of Financial Condition are primarily related to the fair value of certain financial instruments in accordance with ASC Topic 820, Fair Value Measurement.

Principles of Consolidation — The Consolidated Statement of Financial Condition includes the accounts of CRT Capital and its wholly-owned subsidiary, CRTCCL. All material intercompany balances and transactions with CRTCCL have been eliminated. CRT Capital consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it has a controlling financial interest.

Revenue Recognition

Principal Transactions

Securities owned and Securities sold, not yet purchased are recorded on trade date at fair value.

Interest and Dividends

Interest income earned is recognized on an accrual basis and dividend income earned on proprietary and market making positions is recorded on the ex-dividend date.

Securities Borrowed — Securities borrowed result from transactions with agent banks and are entered into, among other reasons, to obtain securities to cover short positions and settle other securities obligations. Securities borrowed transactions require the Company to deposit cash or other collateral with a lender and are recorded in the Consolidated Statement of Financial Condition based on the amount of acceptable collateral advanced, plus accrued interest. To the extent that the Company receives collateral in exchange for securities lent, for which it earns a fee, such transactions would be included in the Consolidated Statement of Financial Condition. The Company also monitors the fair value of the underlying securities as compared with the related collateral, and as necessary, requests additional collateral or returns excess collateral to ensure such transactions are adequately collateralized.

Securities Owned, at Fair Value and Securities Sold, not yet purchased, at Fair Value — Securities owned and securities sold, not yet purchased are recorded on trade date at fair value. Securities owned, at fair value and securities sold, not yet purchased, at fair value consist of proprietary securities held principally for trading as well as for facilitating customer transactions and are recorded on a trade date basis. These securities are stated at fair value in the Consolidated Statement of Financial Condition. Interest and dividends on these securities are recorded in Interest and dividends receivable or Interest and dividends payable on the Consolidated Statement of Financial Condition. The Company does not apply hedge accounting. All financial instruments used economically to hedge Securities Owned and Securities Sold, not yet purchased, are recorded at fair value.

Derivative Financial Instruments — The Company's derivative positions are recorded at fair value on the Consolidated Statement of Financial Condition in Derivative financial instruments on a net counterparty basis when a legal right to offset exists that is enforceable under a master netting agreement and permitted under US GAAP. Acting in a trading capacity, the Company may enter into derivative transactions to facilitate customer flow and manage its own exposure to market and credit risks resulting from its trading activities.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase — Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") generally are collateralized by U.S. Government, agency and mortgage-backed securities and are recorded at their contracted resale or repurchase amount, plus accrued interest. The Company nets certain securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty and maturity date in the accompanying Consolidated Statement of Financial Condition where net presentation is permitted under US GAAP. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the fair value of the underlying securities daily versus the related reverse repo or repo balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Counterparties are principally broker dealers and financial institutions. As of December 31, 2014 the Company did not engage in any repo to maturity transactions.

Goodwill and Other Intangible Assets — The Company is required to assess goodwill for impairment by comparing the estimated fair value of the reporting unit (currently one) with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any. No impairment was recorded in 2014.

Intangible assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist. No impairment was recorded in 2014.

Intangible assets with an indefinite life are not amortized. These assets are reviewed for impairment annually or more frequently when certain events or circumstances occur or exist. No impairment was recorded in 2014.

Depreciation and Amortization — Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures are depreciated using the straight-line method over a useful life of five years. Leasehold improvements are amortized using the straight-line method over the term of the related lease or estimated useful life, whichever is shorter. Customer relationships are amortized on a straight-line basis over a useful life of twenty years.

Income Taxes — The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. Accordingly, the Company is generally not subject to federal, state or foreign income taxes. Taxable income, losses and deductions flow through to its Parent. However, the Company is subject to various entity-level state and local income taxes. It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities. At December 31, 2014, there was no unrecognized tax benefit.

3. NEW ACCOUNTING STANDARDS

In January 2014, the FASB issued ASU No. 2014-02, *Intangibles — Goodwill and Other,* ASC Topic 350, Accounting for Goodwill, ("ASU 2014-02"). ASU 2014-02 outlines the accounting alternative which could be elected under U.S. GAAP. The ASU permits an entity to elect an accounting alternative to amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014. Early application is permitted. The Company has not elected the accounting alternative.

In June 2014, the FASB issued ASU No. 2014-11, *Transfers and Servicing,* ASC Topic 860, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, ("ASU 2014-11"). ASU 2014-11 outlines two accounting changes. First, the amendments in this Update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. ASU 2014-11 also

requires disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor relating substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. ASU 2014-11 also requires the following disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings: (1) a disaggregation of the gross obligation by the class of collateral pledged, (2) the remaining contractual tenor of the agreements and (3) a discussion of the potential risks associated with the agreements and the related collateral pledged, including obligations arising from a decline in the fair value of the collateral pledged and how those risks are managed. For public business entities, which is applicable to the Company, the update is effective for annual periods beginning after December 15, 2014. The Company does not anticipate the adoption of ASU 2014-11 will have a material impact in the accounting of transactions within its scope nor does the Company anticipate material changes to disclosures in the Consolidated Statement of Financial Condition.

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements — Going Concern,* ASC Subtopic 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 outlines in connection with preparing Consolidated Statement of Financial Condition for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the Consolidated Statement of Financial Condition is issued (or within one year after the date that the Consolidated Statement of Financial Condition is available to be issued when applicable). Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date the Consolidated Statement of Financial Condition is issued (or at the date that the Consolidated Statement of Financial Condition is available to be issued when applicable). ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. However the Company is permitted to adopt this standard early. The Company does not anticipate the adoption of this update to have a material impact on the Company's Consolidated Statement of Financial Condition and notes thereto.

4. CASH

Cash consists of cash held at two large unaffiliated financial institutions. As of December 31, 2014, the Company's cash balance amounted to $9,990. As of December 31, 2014, restricted cash of $1,903 was used as collateral for letters of credit issued in support of three office lease commitments.

In accordance with SEC Rule 15c3-3, CRT Capital Group LLC as a broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its customers, which as of December 31, 2014, amounted to $7,883.

5. RECEIVABLES AND PAYABLES

Receivable from and Payable to Customers

Receivable from and payable to customers arise from the execution and settlement of fixed income securities transactions, including fails to receive and deliver and margin provided to/from certain counterparties for fixed income derivatives (i.e. To-Be-Announced "TBA" contracts.)

Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations consist primarily of balances on hand at clearing organizations, trades that are pending settlement, fails to deliver with broker and dealers, and participants fund requirements (which are required by the FICC). Payable to brokers, dealers and clearing organizations consist primarily of balances owed to the Company's clearing broker, amounts payable for securities transactions pending settlement and fails to receive with brokers and dealers. Subject to collateral maintenance requirements, the Company may borrow on an uncommitted basis against its proprietary inventory positions.

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2014, consist of:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 33,730	$ 28,706
Securities transactions pending settlement	43,075	43,784
Receivables from/payable to clearing organizations	102,925	0
Other	8,510	6,848
Total	$ 188,240	$ 79,338

6. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value in the Company's Consolidated Statement of Financial Condition include Securities Owned and Securities sold, not yet purchased, and Derivative financial instruments.

Other financial instruments include Receivables from and Payables to brokers, dealers and clearing organizations, Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed and Receivables from and Payables to customers. All financial instruments that are carried at contract amounts have either short-term maturities (one year or less), are re-priced frequently or bear market interest rates and, accordingly, are carried on the Consolidated Statement of Financial Condition at amounts approximating fair value.

The Company's customer activities involve the execution and settlement of fixed income securities transactions. These activities are transacted on a cash basis through "receipt vs. payment" or "deliver vs. payment" arrangements. In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by establishing and maintaining adequate trading limits and monitoring exposure daily.

The Company enters into various transactions involving derivatives, primarily TBAs, futures contracts and options. These derivative financial instruments are used to facilitate customer transactions, hedge inventory positions or transactions and manage market risk, and are subject to varying degrees of market and credit risk.

A large portion of the Company's derivative financial instruments are TBAs requiring forward settlement. TBAs are used primarily to hedge agency mortgages and other asset-backed securities as well as to conduct dealer activities facilitating customer transactions. As a principal in the TBA business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These TBAs are generally short term with original maturity or settlement dates ranging from 30 to 120 days. The credit risk for TBAs is limited to the unrealized gains recorded in Derivative financial instruments, at fair value in the Consolidated Statement of Financial Condition. The Company does not adjust fair value for credit risk as all counterparties are highly rated financial institutions with the Company in possession of highly liquid collateral. At December 31, 2014, the Company received $4,067 of cash collateral on TBA transactions from customers. Such amounts are included in Payable to customers in the Consolidated Statement of Financial Condition.

All futures contracts are executed on a regulated exchange. Changes in market value for futures contracts are net cash settled on a daily basis. Accordingly, futures contracts are not subject to significant counterparty credit risk. Open trade equity on future transactions is recorded in Receivable from brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

The Company may enter into options to speculate on the price movements of the financial instruments underlying the option or for use as an economic hedge against certain positions held. Option contracts give the right, but not the obligation, to buy or sell within a limited time, a financial instrument, at a contracted price. Option contracts may be settled in cash, based on differentials between specified indices or prices. Counterparty risk is derived from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed to under the terms of the option contract. The maximum risk of loss from counterparty risk is the fair value of the option contract and the premiums paid by the Company to purchase its open option contracts. The unrealized gains and losses of these option contracts are recorded in Derivative financial instruments, at fair value in the Consolidated Statement of Financial Condition.

The unrealized gains/losses and related notional amounts (the contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts of risk) of all derivative financial instruments as of December 31, 2014 are as follows:

	Assets		Liabilities	
	Notional or Contract	Fair Value	Notional or Contract	Fair Value
TBA forward contracts (gross)	1,365,431	$ 7,399	2,093,470	$ 9,079
Counterparty netting		(2,363)		(2,363)
Total fair value of TBA forward contracts		5,036		6,716
Options	388	38	4	0
Total derivative financial instruments at fair value		5,074		6,716
Futures contracts (1)	69,050	48	1,198,579	2,488
Total fair value		$ 5,122		$ 9,204

(1) Futures are recorded in Receivable from or Payable to brokers, dealers and clearing organizations.

All derivative financial instruments have contractual maturities of less than one-year as of December 31, 2014. In accordance with relevant accounting standards there are no further rights of offset related to derivatives.

7. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements, a portion of which is on a committed basis, to obtain collateral necessary to effect settlement, finance inventory positions, engage in U.S. Government matched book trading activities, or re-lend as part of its dealer operations. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. These agreements provide the Company with the right, in the event of default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by the counterparty. The legal enforceability of the agreements are taken into account in the Company's risk management practices and application of counterparty credit limits. The Company also monitors the fair value of the securities purchased under agreements to resell and securities sold under agreements to repurchase on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

The Company receives cash or securities as collateral under resale agreements, securities borrowed transactions and derivative transactions. In many instances, the Company is permitted by contract to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements or cover short positions. At December 31, 2014, the approximate fair value of securities received as collateral that could be sold or repledged by the Company was $8,939,273, before the effects of counterparty netting. At December 31, 2014, substantially all of the securities received as collateral had been sold or repledged.

The Company pledges securities as collateral under repurchase agreements and other secured agreements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities that can be sold or repledged by the counterparty are included within Securities owned, pledged as collateral, at fair value, in the Consolidated Statement of Financial Condition.

The Company's counterparties include banks, broker dealers, hedge funds, unlevered funds and real estate investment trusts ("REIT"). At December 31, 2014, the Company's open reverse repurchase agreements were primarily with FICC and REIT counterparties.

The following table presents information about the offsetting of securities purchased under agreements to resell and securities sold under agreements to repurchase and related collateral amounts as of December 31, 2014. See information related to offsetting of derivatives in Note 6.

	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Assets						
Securities borrowed	$ 243,713	$ 0	$ 243,713	$ -	$ -	$ 243,713
Securities purchased under agreements to resell	7,589,268	(3,525,478)	4,063,790	(5,336)	-	4,058,454
Total assets	$ 7,832,981	$ (3,525,478)	$ 4,307,503	$ (5,336)	$ -	$ 4,302,167
Liabilities						
Securities sold under agreements to repurchase	$ 9,105,589	$ (3,525,478)	$ 5,580,111	$ (5,336)	$ -	$ 5,574,775
Total liabilities	$ 9,105,589	$ (3,525,478)	$ 5,580,111	$ (5,336)	$ -	$ 5,574,775

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

In determining fair value, the Company maximizes use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

The following is a summary of the Company's financial instruments that are accounted for at fair value on a recurring basis as of December 31, 2014, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
U.S. government and agency securities	$ 1,228,263	$ 45,532	$ -	$ 1,273,795
U.S. agency mortgage pass-through securities	-	1,056,056	-	1,056,056
U.S. agency CMO securities	-	251,066	-	251,066
Non-agency CMO and other asset-backed securities	-	5,115	75	5,190
Corporate and other debt securities	-	22,238	157	22,395
Equity securities	13,950	5,361	368	19,679
Total	$ 1,242,213	$1,385,368	$ 600	$ 2,628,181
Securities sold, not yet purchased, at fair value:				
U.S. government and agency securities	$(1,234,530)	$ (10,013)	$ -	$(1,244,543)
Non-agency CMO and other asset-backed securities	-	-	-	0
Corporate and other debt securities	-	(13,573)	-	(13,573)
Equity securities	(11,512)	-	-	(11,512)
Total	$(1,246,042)	$ (23,586)	$ -	$(1,269,628)

	Level 1	Level 2	Level 3	Netting	Total
Derivative financial instruments, at fair value:					
TBA contracts	$ -	$ 7,399	$ -	$ (2,363)	$ 5,036
Options	38	-	-	-	38
Total	$ 38	$ 7,399	$ -	$ (2,363)	$ 5,074
Derivative financial instruments, at fair value:					
TBA contracts	$ -	$ (9,079)	$ -	$ 2,363	$ (6,716)
Total	$ -	$ (9,079)	$ -	$ 2,363	$ (6,716)
Receivable from / payable to brokers, dealers and clearing organizations — Futures contracts	$ (2,440)	$ -	$ -	$ -	$ (2,440)

Determination of Fair Value

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring financial assets and liabilities that are accounted for at fair value on a recurring basis:

U.S. Government and Agency Securities

U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized in Level 1 of the fair value hierarchy.

U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices and spreads to treasuries obtained from external

pricing services. Where available, prices are measured by recently executed market transactions of comparable size. Non-callable U.S. agency securities are generally classified within Level 1 of the fair value hierarchy and callable U.S. agency securities are classified within Level 2 of the fair value hierarchy.

U.S. Agency Mortgage Pass-Through Securities

Agency residential mortgage pass-through securities (fixed and adjustable rate) that the Company transacts in are generally measured using market price quotations from external data providers, in highly active, liquid markets and are categorized within Level 2 of the fair value hierarchy.

U.S. Agency and Non-Agency CMO (Collateralized Mortgage Obligations) Securities

Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 of the fair value hierarchy based on the observability of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Corporate and Other Debt Securities

Corporate bonds are measured primarily using pricing service data from external providers and broker quotations, where available, prices observed for recently executed market transactions of comparable size. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for recovery rate assumptions. When pricing data is less observable, valuations are classified as Level 3 of the fair value hierarchy and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Equities Securities

Exchange traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized in Level 1 of the fair value hierarchy. Non-exchange traded equity securities (which include restricted stocks and delisted equities) are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 1 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 of the fair value hierarchy.

Derivatives

<u>TBA contracts:</u> TBA contracts are generally measured using market price quotations from external data providers in highly active and liquid markets and are categorized within Level 2 of the fair value hierarchy.

<u>Options:</u> Exchange traded equity options are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized with Level 1 of the fair value hierarchy.

<u>Futures contracts:</u> Futures contracts are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

The Company monitors the leveling of financial instruments and derivatives within the fair value hierarchy based on the observability of inputs used to fair value the particular financial instrument or derivative. Based on the Company's monitoring process financial instruments and derivatives may transfer levels within the hierarchy. All transfers are recognized at the beginning of the period. During the year ended December 31, 2014 there were no significant transfers of financial instruments or derivatives between Level 1 and Level 2.

The following is a summary of changes in fair value of the Company's financial assets and liabilities that are measured at fair value on a recurring basis and classified within Level 3 of the fair value hierarchy for the year ended December 31, 2014:

	Beginning Balance at January 1, 2014	Unrealized Gains/ (Losses) Related to Securities Held at Year-End	Realized Gains/ (Losses)	Purchases, Issuances, Sales and Settlements (Net)	Transfers in (Out)	Ending Balance at December 31, 2014	Change in Unrealized Gains Relating to Securities Held at End of Year
Assets	$ 724	$ 126	$ 246	(496)	$ -	$ 600	$ -
Liabilities	-	-	-	-	-	-	-

9. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements, net consists of the following as of December 31, 2014:

Furniture and fixtures	$ 2,842
Office equipment	9,758
Leasehold improvements	6,865
Total, at cost	19,465
Accumulated depreciation and amortization	(16,965)
Total — net	$ 2,500

10. RISK MANAGEMENT

The Company's trading portfolios are managed with a view towards the risk and profitability of the portfolios. The following discussion includes risk management and concentration risk policies and procedures.

Management believes effective risk management is vital to the success of the Company's business activities. The Company has policies and procedures in place to identify, assess, monitor and manage the risks involved in its daily activities. To this end, the Company's risk management philosophy ensures a level of risk-taking that protects the Company's capital base and franchise.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. The Company incurs market risk as a result of trading and client facilitation activities, where the substantial majority of the Company's Value-at-Risk ("VaR") is generated.

Sound market risk management is an integral part of the Company's culture. The various trading desks are responsible for ensuring that market risk exposures are well managed within agreed limits. Risk management ensures these risks are measured and closely monitored and are made transparent to senior management. Market Risk is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, Market Risk monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's risk systems and applications.

Credit Risk

As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including REIT's, brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described below.

Credit risk refers to the risk of loss arising when a counterparty does not meet its financial obligations. The Company incurs credit risk exposure to institutions and this risk may arise from a variety of business activities, including, but not limited to, entering into contracts under which counterparties have obligations to make payments to the Company, or posting margin and/or collateral to clearing houses, clearing agencies, banks and other financial counterparties. The Company incurs credit risk in fixed income traded securities whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and Credit Risk establishes Company-wide practices to evaluate, monitor and control credit risk exposure. The Company employs a comprehensive credit limits framework as one of the primary tools used to evaluate and manage credit risk levels across the Company. Credit Risk is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management.

Credit and Market risk exposure is managed by professionals within the Risk Department and through various risk committees, whose membership includes senior management and individuals from the Risk Department.

11. GOODWILL AND OTHER INTANGIBLE ASSETS

	Cost	Accumulated Amortization	Net
Amortizable intangible assets:			
Customer relationships	$ 14,700	$ (3,185)	$ 11,515
Non-amortizable intangible assets:			
Trade name	700		700
Licenses	1,200		1,200
Goodwill	1,582		1,582
Total	$ 18,182	$ (3,185)	$ 14,997

The Company amortizes customer relationship intangible assets over the estimated useful life of twenty years, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Trade names and licenses are indefinite-lived assets and are not amortized. Goodwill is also an indefinite lived asset and is not amortized.

If the estimated fair value of a reporting unit exceeds its carrying amount of the reporting unit, goodwill is not considered impaired. If the estimated fair value of an indefinite intangible lived asset exceeds its carrying amount, the indefinite intangible lived asset is not considered impaired. Customer relationships are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Trade name, license and goodwill are reviewed for impairment at least on an annual basis. The Company completed its annual review of goodwill and indefinite-lived intangible assets as of December 31, 2014 and no impairment or impairment indicators were identified. As of December 31, 2014, there were no events or changes in circumstances that indicated the carrying amount of customer intangible assets may not be recoverable.

12. SHORT-TERM BANK LOAN

Short-term bank loan represents an overnight bank loan that is payable on demand and generally bears interest at a spread over the federal funds rate and is used to finance financial instruments owned or clearing related balances. The Company had $26,900 (out of a maximum of $75,000) in short-term borrowings (at a rate of 1.12% at December 31, 2014) relating to financing the Company's financial instruments owned and sold and was in compliance with all of the covenants as of December 31, 2014. The carrying value of these borrowings approximates fair value.

13. COMPENSATION PLANS

Employee Benefit Plan

The Company maintains a 401(k) plan with a profit sharing feature (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $52 for the year ending December 31, 2014.

Employee Equity Incentive Plan

The Parent has adopted the "Class C Unit Key Employee Equity Incentive Plan" (the "Incentive Plan") which provides for the award of Class C Units of the Parent to certain key employees of the Company. Class C Units awarded to participants in the Incentive Plan (each "Participant") are subject to time-based and performance-based vesting requirements: 50% of each award is subject to time-based requirements and 50% is subject to performance-based vesting. The portion of each Participant's award that is subject to time-based vesting will vest 25% on each of the first, second, third and fourth anniversaries of the award's grant date, provided that the Participant has been continuously employed by the Company from the grant date to the date of vesting of such Class C Units. The portion of each Participant's award that is subject to performance-based vesting will vest 25% at the end of each year from 2012 through 2015 based on the degree to which the Company achieves its cumulative pre-tax income targets for those years (as established annually by the Board), provided that such Participant has been continuously employed by the Company or its affiliates from the grant date to the date of vesting of such Class C Units. The holders of vested Class C Units will participate in any distribution by the Parent of proceeds from a Liquidity Event (as such term is defined in the Parent's operating agreement), after the return of capital contributions made by the Parent's equity holders. Both vested and unvested Class C units held by a Participant are subject to forfeiture and/or redemption upon the termination of such Participant's employment with the Company. As of December 31, 2014, a Liquidity Event did not occur. As a result, the amount of compensation accrued associated with the Class C Unit awards could not be measured and, accordingly, no compensation was recorded.

As of December 31, 2014, 195,919 Class C Units were issued and outstanding out of a total of 414,706 authorized Class C Units, leaving 218,787 Class C Units available for grant. Of the 195,919 outstanding Class C Units, 118,652 were vested as of December 31, 2014 (based on time-based vesting). Additionally, as of December 31, 2014, 216,509 of the Class C Units granted to Participants had been forfeited. Any Class C Units that are forfeited or redeemed by the Company will be available to be reissued.

14. MEMBER'S CAPITAL

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid. During 2014, the Company did not receive any contributions from the Parent and did not make any distributions.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company maintains office space in Alabama, Arizona, California, Connecticut, Illinois, Massachusetts, New York and Oregon. As of December 31, 2014, the minimum total rental commitments, net of sublease income, under non-cancelable leases are as follows:

Years Ending December 31	Rent Expense	Sublease Income	Net
2015	$ 4,022	$ (872)	$ 3,150
2016	3,695	(877)	2,818
2017	3,842	(888)	2,954
2018	3,377	(761)	2,616
Later years	-	-	-
Total	$ 14,936	$ (3,398)	$ 11,538

Additionally, the Company has entered into agreements with several external service providers relating to market data, risk management and clearing systems. The future minimum commitments associated with these agreements approximate $4,542 for 2015.

In connection with its financing activities, the Company had outstanding commitments to enter into forward starting reverse repurchase agreements of approximately $808 million and had commitments to enter into forward starting repurchase agreements of $1,206 million as of December 31, 2014. All such commitments mature within one year.

Litigation

In the ordinary course of business, the Company has been named as a defendant in, or as party to, various legal actions and proceedings. The Company is also subject to governmental and regulatory examinations, information gathering requests (both formal and informal) and orders seeking documents and other information in connection with various aspects of our regulated activities. The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter. The Company recognizes a liability for a contingency in Accounts payable, accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, an accrual for the most likely amount of such loss is made, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management.

On July 24, 2014, the Company received notification from the Financial Industry Regulatory Authority ("FINRA") that it had been named as a respondent in a FINRA arbitration commenced by the Luxembourg liquidator for the Estate of SLS Capital S.A., a Luxembourg Société Anonyme ("SLS") The FINRA arbitration was subsequently amended to include as respondents two members of the Company's former investment banking operations.

The circumstances underlying the FINRA arbitration relate to a securitized bond offering by SLS. The Company, through its former investment banking operations, served as an advisor to SLS in connection with the bond program from 2004 through August 2007, when it terminated its advisory relationship and transitioned its duties to another financial services firm. In late 2009, it was discovered that the individual who controlled SLS had absconded with the assets securing the bonds. Investigations by UK authorities later confirmed that the misappropriation of assets occurred in 2008, after the Company's departure. SLS is seeking monetary damages in the FINRA arbitration of not less than $100 million, as well as disgorgement of certain fees earned by the Company, indemnity, punitive damages and costs. The Company has an insurance policy that covers losses arising from the SLS matter, including future legal expenses, subject to policy limits.

The Company believes the claims asserted in the FINRA arbitration are without merit and intends to vigorously defend against those claims.

Although it is not possible to predict the ultimate outcome of these matters, management does not believe that the outcome of known claims against the Company will have a material adverse effect on the Company's Consolidated Statement of Financial Condition.

Indemnification of Clearing Broker

The Company has agreed to indemnify a clearing broker for losses that it may sustain from customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make as a result of this indemnification obligation cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liabilities in the Consolidated Statement of Financial Condition related to its indemnification obligation.

Clearing Corporation Guarantee

The Company is a member of a clearing organization that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under this agreement is remote.

16. RELATED PARTY TRANSACTIONS

CRT Special Investments LLC ("CSI"), a Delaware limited liability company is an affiliate of the Company and direct wholly-owned subsidiary of the Parent. CSI is in the business of arranging and facilitating the purchase and sale of trade claims. The Company provides advisory and support services under a service level agreement and had a related receivable of $444 from CSI is included in Receivable from Parent and affiliates in the Consolidated Statement of Financial Condition.

The Parent provides financing to CSI in connection with its purchase of trade claims. The Parent, in turn, may require financing from the Company in the ordinary course of business, for which it is reimbursed. As of December 31, 2014, the Company had advanced $5,694 to the Parent, which is included in Receivable from Parent and affiliates in the Consolidated Statement of Financial Condition.

17. NET CAPITAL

As a broker-dealer registered with the SEC, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250. At December 31, 2014, the Company's net capital calculated in accordance with Rule 15c3-1 was $102,389, which was $102,139 in excess of the required net capital of $250. The Company's percentage of net capital to aggregate debit items was 2,182 %.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2015, the date the Consolidated Statement of Financial Condition was issued. There were no subsequent events.

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